Exhibit 99.2

FOR IMMEDIATE RELEASE

Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
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Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
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James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES THE RESULTS OF ITS INSURANCE SUBSIDIARIES FOR THE 1st QUARTER OF 2004

Luxembourg/Portugal – May 14, 2004. Espirito Santo Financial Group S.A. (“ESFG”) (NYSE and Euronext Lisbon: ESF) announced today the non-audited results of its insurance subsidiaries in Portugal (Tranquilidade Group), Companhia de Seguros Tranquilidade, (“Tranquilidade”) (non-life), Companhia de Seguros Tranquilidade Vida (“Tranquilidade Vida”) (life) and Espírito Santo Seguros (“ES Seguros”) (non-life bancassurance) for the first quarter of 2004.

The results of ESFG’s insurance operations continue to reflect a solid operating and financial performance during the first quarter of 2004, following the turn-around registered in 2003.

In spite of a decline of 5.6% in claims paid, and relatively flat operating costs, net profits after tax at the non-life insurance company, Tranquilidade declined from 12.0 million Euros in the first quarter of 2003 to 5.5 million Euros in the first quarter of 2004. This decline results essentially from a flat evolution of unexpired risk reserves in the first quarter of 2004, against an exceptional release of 7.2 million Euros in the first quarter of 2003. It should be noted that this exceptional release in unexpired risk reserves in the first quarter of 2003, reflected an equally exceptional technical improvement in Tranquilidade’s performance in that period, related to the restructuring process initiated in 2001.

Subsequently, Tranquilidade reinitiated its efforts to increase business, without jeopardizing its strict underwriting standards; indeed, premiums increased from 86.3 million Euros in the first quarter of 2003 to 90.2 million Euros in the first quarter of 2004, corresponding to an increase of 4.5%.

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Significantly, Tranquilidade’s statutory combined ratio at the end of March 2004 was 95.5%, reflecting a substantial improvement over the level of 97.4% reached at the end of 2003, albeit against an exceptional 85.6% in March 2003.

Statutory operating costs increased only marginally by 1.7%, from Euro 20.7 million Euros in the first quarter of 2003 to Euro 21.0 million Euros in the first quarter of 2004, while personnel costs decreased 2.1%, from 9.4 million Euros in the first quarter of 2003 to 9.2 million Euros in the first quarter of 2004.

However, net operating costs will be influenced, in the course of 2004, by non-recurring amortization costs related to the restructuring initiated in 2001, expected to reach 8.7 million Euros.

In addition to its technical performance, the results of Tranquilidade’s investment activities on a mark to market basis developed very strongly due to improved market conditions. Indeed, Tranquilidade’s investment portfolio showed net un-realized gains of 5.3 million Euros (not included in the non-technical account) in the first quarter of 2004, compared to un-realized losses of 1.9 million Euros in the first quarter of 2003. The contribution of investment activities, net of expenses, grew from 4.0 million Euros in the first quarter of 2003 to 9.5 million Euros in the first quarter of 2004.

Tranquilidade’s equity reached 156.6 million Euros and its solvency margin rose to 289.0%, in the first quarter of 2004.

The results at Tranquilidade Vida, the life insurance company of ESFG, increased 34.0%, from 5.3 million Euros in the first quarter of 2003 to 7.1 million Euros in the first quarter of 2004, reflecting strong premium growth, good technical results and a significant reduction in costs.

Total premium income increased by 18.9% to 232.3 million Euros, technical results increased by 55.0% to 8.0 million Euros, and total operating costs decreased by 12.0% in the first quarter of 2004 compared to the same period in 2003. Tranquilidade Vida’s solvency ratio reached 193.0% at the end of the first quarter of 2004.

ES Seguros, the non-life bancassurance company of ESFG, continues to benefit from very strong success in tapping the customer base of BES. Total premium income increased 19.3% to 14.0 million Euros in the first quarter of 2004 compared to the same period in 2003, whilst net profits increased 269.0% to 1.3 million Euros in the same time period. The combined ratio (after reinsurance) decreased from 97.5% in the first quarter 2003 to 88.4% in the first quarter of 2004, whilst the solvency margin increased to 188.8%.

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The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.